Exhibit 21

Subsidiaries of Oncologix Tech, Inc.

Subsidiaries of Registrant

Subsidiary	State of Incorporation or Jurisdiction	Percent of Ownership of Oncologix Tech, Inc.
Dotolo Research Corporation	Louisiana	100%
Amian Angels, Inc.	Louisiana	100%
Advanced Medical Products & Technologies, Inc.	Nevada	90%